November 1, 2012

Mr. Ernest Greene
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E. Stop 7010
Washington, D.C. 20549

RE:	SEC Comment Letter dated October 23, 2012
The Clorox Company
Form 10-K for the Fiscal Year Ended June 30, 2012
Filed August 24, 2012 Definitive Proxy Statement on Schedule 14A
Filed September 28, 2012
File Number 1-07151

Dear Mr. Greene:

We hereby acknowledge receipt of the above referenced letter and your voicemail message from Wednesday October 31, 2012. We confirm that we will respond to the above referenced letter on or before November 21, 2012. If you have any questions or need any additional information, please contact me at (510) 271-7021.

Sincerely,

/s/ Angela Hilt

Angela C. Hilt
Vice President – Corporate Secretary and Associate
General Counsel

cc:

Steve Robb	Senior Vice President – Chief Financial Officer
Laura Stein	Senior Vice President – General Counsel
Susan Gentile	Vice President – Controller